UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.  1  )*

Information to be included in Statements filed pursuant to Rules 13d-1(b), (c), and (d)

and Amendments thereto filed pursuant to Rule 13d-2(b)*

ENNIS, INC.

(Name of Issuer)

Common Stock, $2.50 par value

(Title of Class of Securities)

293389102

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293389102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Roger Brown

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,355,140

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,355,140

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,355,140

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person (See Instructions) IN

**SEE ITEM 4 OF THIS FILING

Item 1.
	(a)	Name of Issuer Ennis, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 2441 Presidential Pkwy. Midlothian, Texas 75065

Item 2.
	(a)	Name of Person Filing Roger Brown
	(b)	Address of Principal Business Office or, if none, Residence c/o Centrum Properties Inc. 225 West Hubbard Street Chicago, Illinois 60610
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, $2.50 par value.
	(e)	CUSIP Number 293389102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Mr. Brown is the beneficial owner of 1,355,140 shares of the Issuer’s common stock, $2.50 par value.  Mr. Brown owns of record 1,306,360 shares of the Issuer’s common stock, 79,974 of which shares are held in escrow pursuant to a stock pledge and escrow agreement, dated November 19, 2004, among certain shareholders of Centrum Acquisition, Inc. (“Centrum”), including Mr. Brown, J.P. Morgan Trust Company, N.A. and the Issuer.  In addition, Mr. Brown may, under certain circumstances, purchase up to 48,780 shares of the Issuer’s common stock pursuant to a restricted stock agreement, dated November 14, 2004 between John McLinden, Arthur Slaven and certain other shareholders of Centrum.  Mr. Brown has sole voting and dispositive power with respect to all of these shares.

(b)

Percent of class:

As of December 31, 2004, Mr. Brown was the beneficial owner of 5.3% of the Issuer’s outstanding common stock, $2.50 par value, based upon 25,412,999 shares of the Issuer’s common stock outstanding as of January 7, 2005, as disclosed in the Issuer’s Quarterly Report on Form 10-Q (File No. 1-5807) filed on January 10, 2005.

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote Mr. Brown has sole power to vote or direct the vote of 1,355,140 shares of the Issuer’s common stock.
(ii) Shared power to vote or to direct the vote Mr. Brown does not have shared power to vote or to direct the vote of any shares of the Issuer’s common stock.
(iii) Sole power to dispose or to direct the disposition of Mr. Brown has sole power to dispose or direct the disposition of 1,355,140 shares of the Issuer’s common stock.
(iv) Shared power to dispose or to direct the disposition of Mr. Brown does not have shared power to dispose or to direct the disposition of any shares of the Issuer’s common stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See Item 4(a) above.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005
Date
/s/ Roger Brown
Signature
Roger Brown
Name/Title